AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT is made as of this 1st day of October 2008 and further amended as reflected on the Appendix between Brandes Investment Trust, a Delaware statutory trust (the “Trust”) and Brandes Investment Partners, L.P., a California limited partnership (hereinafter called the “Adviser”).

WHEREAS, the parties hereto have entered into an Investment Advisory Agreement dated December 16, 1996, as amended (the “Investment Advisory Agreement”), pursuant to which the Adviser agrees to provide, or arrange for the provision of, investment advisory and management services to the Trust; and

WHEREAS, the Trust and the Adviser have previously entered into various agreements to cap the total expenses of each series of the Trust (each a “Fund”) and now wish to revise such agreements in certain respect and consolidate such agreements in a single document;

NOW, THEREFORE, the parties hereto agree that such previous expense limitation and reimbursement agreements are revised and restated as follows:

1. Limit on Operating Expenses.  The Adviser agrees to limit the Operating Expenses of each class of each Fund to the respective annual rate of total Operating Expenses specified for that class in Appendix A of this Agreement (each an “Expense Cap”) by waiving all or a portion of its management fee and, if necessary, bearing other Operating Expenses, with respect to such class.

2. Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to a class of a Fund is defined to include all expenses payable by the Fund necessary or appropriate for the operation of such class, including the Adviser’s investment advisory fee as described in the Investment Advisory Agreement, but does not include acquired fund fees and expenses, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses.  The Adviser retains its right to receive reimbursement of reductions of its investment advisory fee and Operating Expenses paid by it that are not its responsibility as described in the Investment Advisory Agreement.

4. Recoupment Balance.  Starting October 1, 2017, any fee reduced by the Adviser or Operating Expenses paid by it with respect to a class of a Fund (collectively, “subsidies”) pursuant to this Agreement may be reimbursed by the Fund to the Adviser within the 36 months following the month in which the subsidy relates if the aggregate Operating Expenses of that class for that period do not exceed the relevant Expense Cap in effect at the time the subsidies were incurred or any more restrictive limitation to which the Adviser has agreed (subsidies available for reimbursement to the Adviser under this paragraph with respect to a Fund are collectively referred to as the “Recoupment Balance”) and the Board of Trustees of the Trust approves the reimbursement.  The Adviser generally shall seek reimbursement with respect to each Fund on a rolling three-year basis whereby the oldest subsidies are recouped first.  The Adviser shall not request or receive reimbursement of the Recoupment Balance with respect to a Fund before payment of the Operating Expenses of the relevant class of the Fund for the current year and shall not cause the Operating Expenses of such class of the Fund to exceed the Expense Cap or any other more restrictive expense limitation agreed upon for that year in making such reimbursement.  The Adviser agrees not to request or seek reimbursement of subsidized Operating Expenses that are no longer eligible for reimbursement.

5. Term.  This Agreement shall become effective on the date specified herein and shall remain in effect until January 31, 2020 and shall continue in effect thereafter for additional two-year periods so long as such continuation is approved at least annually by the Adviser and the Board of Trustees of the Trust.

6. Termination.  This Agreement may be terminated at any time with respect to any Fund by the Board of Trustees of the Trust upon sixty (60) days’ written notice to the Adviser without payment of any penalty and shall automatically terminate upon the termination of the Investment Advisory Agreement with respect to the Fund.

7. Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. Captions.  The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction of effect.

10. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BRANDES INVESTMENT TRUST By________________________________ Name: Title:	BRANDES INVESTMENT PARTNERS, L.P. By_________________________________ Name: Title:

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SCHEDULE A

Brandes Investment Trust
Amended and Restated Expense Limitation and Reimbursement Agreement

The annualized Operating Expenses of each class of each series of Brandes Investment Trust will be limited to the annual rate of average daily net assets shown below:

		Expense Caps
Fund	Class A	Class C	Class I	Class R6
Brandes Core Plus Fixed Income Fund	0.70%	N/A	0.50%	0.35%
Brandes Global Equity Fund	1.25%	2.00%	1.00%	0.82%
Brandes International Equity Fund	1.20%	1.95%	1.00%	0.82%
Brandes Emerging Markets Value Fund	1.37%	2.12%	1.12%	0.97%
SMART Fund	N/A	N/A	N/A	N/A
Brandes International Small Cap Equity Fund	1.40%	2.15%	1.15%	1.00%
Brandes Credit Focus Yield Fund	0.85%	N/A	0.60%	0.52%
Brandes Global Opportunities Value Fund	1.40%	2.15%	1.15%	0.97%
Brandes Global Equity Income Fund	1.25%	2.00%	1.00%	0.82%
Brandes Small Cap Value Fund	1.15%	N/A	0.90%	0.72%

Note:	Amended February 1, 2015 to change the name of the Emerging Markets Fund
Amended December 31, 2014 to add the Global Opportunities Value Fund and the Global Equity Income Fund.
Amended May 9, 2013 to revise the expense caps for the International Equity Fund.
Amended November 16, 2012 to add Class C to Equity Funds and to change Class S to Class A.
Amended May 10, 2012 to reduce expense limitations for the International Fund.
Amended November 17, 2011 to add the International Small Cap Fund and Credit Focus Yield Fund.
Amended January 31, 2011 to add the Emerging Markets Fund.
Amended November 12, 2015 to add Class R6 shares to Equity and Fixed Income Funds.
Amended November 12, 2015 to reduce expense cap for Credit Focus Yield Fund effective February 1, 2016.
Corrected Schedule Ratified on February 9, 2017.
Amended May 11, 2017 to change to a rolling 36-month recoupment period and 2-year term.
Amended August 10, 2017 to add the Small Cap Value Fund.